

Micah Bergdale (He/Him) · 3rd

CEO @ Joulez, Inc. | Electric Vehicles Revolutionizing The Rental Car Industry

New York City Metropolitan Area · Contact info

3,044 followers · 500+ connections

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Joulez, Inc

The University of Chicago Booth School of Business

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JOULEZ
TESLA
RIVIAN

Learn more about us and support us on WeFunder as we grow here in NYC and...

Invest in Joulez: All Electric Vehicle Car Rental Company delivered and picked up at...
wefunder.com • 4 min read

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3,044 followers

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Micah Bergdale posted this • 19h

Check out our WeFunder. Joulez is in track to generate well over $60K in revenue in June alone. Our challenge is we need more vehicles to meet demand. Supporting us on WeFunder helps get physical assets into (...show more

Invest in Joulez: All Electric Vehicle Car Rental Company delivered and picked up at your curbsi...
wefunder.com • 4 min read

14 — 1 comment

Micah Bergdale reshared a post • 3w

We are live on WeFunder

Invest in Joulez: All Electric Vehicle Car Rental Company delivered and picked up at your curbsi...
wefunder.com • 4 min read

15

Micah Bergdale reshared a post • 1mo

And yet the stories keep coming

Hertz to face 100 new false arrest claims from customers
foxbusiness.com • 4 min read

4 — 1 comment

Micah Bergdale reshared a post • 2mo

This is a huge honor and major deal for Joulez! We are featured at the top of the StartEngine website. I need everyone's support here to share this post and invest if you can in our final 3 days. https://lnkd.in/gqpkwi6p

25 — 2 comments

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About

I started Joulez, because I believe in the importance of electric vehicles as a partial solution to climate change and because the car rental industry uses outdated fleets and offers a bad customer experience.

This is my third startup. My first company implemented Apple technologies for businesses (I was one (...see more

Experience

CEO
Joulez, Inc · Full-time
May 2021 - Present · 1 yr 2 mos
New York, New York, United States

Managing Director
Taking Ideas Global · Self-employed
2019 - Present · 3 yrs 6 mos
Greater New York City Area

Taking Ideas Global is the dba for my independent consulting work. I am working on projects analyzing technology solutions in transit, payments, storage, video conferencing and remote learning/tr ...see more

Chief Technology Officer
Zeldavision · Full-time
Apr 2020 - Mar 2022 · 2 yrs
New York, New York, United States

Digital Director
Diallo For The Bronx
Apr 2021 - Jun 2021 · 3 mos

Bronx, New York, United States

CEO
Optacity · Full-time
2019 - 2020 · 1 yr
Greater New York City Area

Optacity has developed an AI/ML platform to utilize existing security camera footage to help drivers and parking asset owners know where/when space is available but also provide details like size/ty ...see more

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Education

The University of Chicago Booth School of Business
Information Systems
2001 - 2002

Attended Booth School to experience the MBA program part-time.

Berges Institute
Spanish
2019 - 2020

Continuing education program based in NYC focused on expanding my working knowledge of Spanish.

Northern Arizona University-The W. A. Franke College of Business
Bachelors of Science, Information Systems Management
1997 - 2000

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Skills

Entrepreneurship
Endorsed by 9 colleagues at Bytemark
31 endorsements

Business Strategy
Endorsed by 3 colleagues at Bytemark
14 endorsements

Consulting
Endorsed by 3 colleagues at Bytemark
11 endorsements

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Recommendations

Received Given

Dave C. · 3rd
Infrastructure Architect, Engineer, & Generalist
April 28, 2011, Dave reported directly to Micah

Working on Micah's team refreshed my outlook on IT services firms--he runs his organization with internal and client-facing transparency, strong communication, and a high regard for accountability. I'd always be certain that Micah would balance the right levels of both trust and support, and the working environment at Digital Criterion fostered a great deal of growth in a short amount of time. ...see more

Interests

Influencers Companies Groups Schools

Richard Branson
Founder at Virgin Group
19,746,364 followers
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HH Sheikh Hamdan Bin Mohammed Bin Rashid Al Maktoum
Crown Prince of Dubai and Chairman of the Executive Council
2,663,260 followers
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